

F&M Bank Corp.

2022 ANNUAL REPORT

General Corporate Information

ANNUAL MEETING

The annual meeting of stockholders of F&M Bank Corp. will be held in-person on Saturday, July 29 at 5:00 PM at The Barn at Kline's Mill, 5379 Klines Mill Road, Linville, 22834. Dinner will be served immediately following the meeting. All stockholders are invited to attend.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of March 7, 2023, the Company had 3,457,976 shares of Common Stock outstanding, which were held by approximately 2,546 stockholders of record. The Company's Common Stock is quoted on the OTC Market's OTCQX tier under the symbol FMBM.

INDEPENDENT AUDITORS

Yount, Hyde & Barbour, P.C.
4423 Pheasant Ridge Road, Suite 115
Roanoke, VA 24014

REGULATORY AND SECURITIES COUNSEL

Williams Mullen
Lee G. Lester
200 South 10th Street, Suite 1600
Richmond, VA 23219

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

A copy of F&M Bank Corp.'s Audited Consolidated Financial Statements as of and for the years ended December 31, 2022 and 2021 is available without charge to stockholders upon written request to Lisa F. Campbell, Executive Vice President and Chief Financial Officer, F&M Bank, P.O. Box 1111, Timberville, VA 22853, and is on our website at fmbankva.com.

This Annual Report and the above referenced Audited Consolidated Financial Statements have not been reviewed or confirmed for accuracy or relevance by the FDIC or any other governmental agency.

Headquarters, Branch Offices, and Divisions

HEADQUARTERS

Corporate Headquarters
205 S. Main Street
Timberville, VA 22853
(540) 896-8941

BRANCH OFFICES

BRIDGEWATER
100 Plaza Drive
Bridgewater, VA 22812

BROADWAY
126 North Timberway (Rte. 259)
Broadway, VA 22815

EDINBURG
300 Stoney Creek Boulevard
Edinburg, VA 22824

ELKTON
127 West Rockingham Street
Elkton, VA 22827

HARRISONBURG

Coffman's Corner
2030 Legacy Lane
Harrisonburg, VA 22801

Crossroads
80 Cross Keys Road
Harrisonburg, VA 22801

STAUNTON

Myers Corner
30 Gosnell Crossing
Staunton, VA 24401

N. Augusta Street
2813 N. Augusta Street
Staunton, VA 24401

STUARTS DRAFT
2782 Stuarts Draft Highway
Stuarts Draft, VA 24477

TIMBERVILLE
165 New Market Road
Timberville, VA 22853

WAYNESBORO
2701 W. Main Street
Waynesboro, VA 22980

WINCHESTER

Winchester
3 South Cameron Street
Winchester, VA 22601

Loan Production Office
45 E. Boscawen Street
Winchester, VA 22601

WOODSTOCK
161 South Main Street
Woodstock, VA 22664

DIVISIONS

Automotive Dealer Finance
4759 Spotswood Trail
Penn Laird, VA 22846

F&M Mortgage – Harrisonburg
2040 Deyerle Avenue
Suite 207
Harrisonburg, VA 22801

F&M Mortgage – Staunton
19 Myers Corner Drive
Suite 105
Staunton, VA 24401

VS TITLE OFFICES

2040 Deyerle Avenue
Suite 103
Harrisonburg, VA 22801

1707 Jefferson Highway
Fishersville, VA 22939

154 Hansen Road
Suite 202-C
Charlottesville, VA 22911

Table of Contents

> **“*It is important for everyone at F&M Bank to be united as a team, and through our unity, to connect with our customers and communities.*”**

To our Stockholders:

As a businessowner and a proud resident of the Shenandoah Valley, I have served as a member of the F&M Bank Corp. Board of Directors for nearly 30 years. To say I have seen a lot of change over that time—in banking, in business, and in technology—would be an understatement. Considering the recent change in leadership at F&M, it seemed appropriate for me to share a few thoughts with you.



Michael Pugh
Chairman of the Board

First, I want to thank Mark Hanna for the substantial contributions he made during his tenure as F&M's president and CEO. Leading a company is challenging and leading a bank is no different. It's a tough job. Today, we are benefitting from some of the systems and processes Mark put into place, and we will continue to do so. Specifically, Mark instituted a more disciplined approach regarding underwriting and documenting loans, and it has helped us stay on track during some interesting times. On behalf of the board, I wish him well. Following Mark's departure, Mike Wilkerson was named chief executive officer and Barton Black was named president. Between them, they have 70 years of experience in the banking industry, in areas that – together – cover just about every function involved in the day-to-day operations of a bank. The skills they bring to these leadership roles are complementary and they will work well together.

Mike impressed me from the moment I met him, and he has done nothing but affirm my belief in him since. He has the support, and the respect, of the team he has worked with in Winchester and has gained the support, respect, and the confidence of everyone at F&M Bank since he joined the Bank. He will do well as CEO. Over time, I've joked with Barton, a Louisiana native, that I've never known anyone I didn't like from Louisiana. And I like Barton. He is a great person and a great banker and has called Virginia home for over 15 years. He has the experience to serve as F&M's president and to work side-by-side with Mike as they continue to lead the Bank. Both Mike and Barton have great interpersonal skills and believe in taking a team approach to accomplishing tasks and goals. It will be exciting to see what F&M can attain through their guidance.

Behind Mike and Barton is a stellar team of experienced employees and leaders. I am confident we have the right people in the right positions—and believe with their leadership our future is bright. The entire executive team calls the Shenandoah Valley home—from Staunton to Winchester—and they are, to a person, fully-engaged in serving not only F&M Bank, but our communities.

There are things that may seem uncertain, but they are things that, for the most part, are beyond our control. The economic environment in banking, in particular. The economy, in general. Inflation. And the potential for a recession. Every day, people I meet share with me that they are taking a "wait and see" approach regarding business and personal decisions that involve their finances. I understand. But even in light of that, I believe F&M is in a good place, standing on a solid foundation built over 115 years. We are well-positioned to take advantage of opportunities when they come, and are, as always, keeping a close watch on the things we can control. Those of you who know me, know that in addition to the business I have run

for 49 years, I own and work on a farm. While I have learned many things over the years, one of the most important things farm work has done is keep me grounded. Things change and change brings opportunity. The spirit I see at F&M tells me this team is excited about the future and the opportunities ahead. I can't wait to see all they will accomplish.

On behalf of the Board, thank you for investing in us, for believing in us, and for banking with us. I hope you will be able to attend our annual meeting, where you will hear from Mike and Barton first-hand. I'll see you there.

Sincerely,

Michael Pugh
Chairman of the Board
F&M Bank Corp.



"The entire executive team calls the Shenandoah Valley home—from Staunton to Winchester—and they are, to a person, fully-engaged in serving not only F&M Bank, but our communities.

To Our Stockholders, Customers, and Friends:

We have chosen to communicate with you through a team approach, as that is how we operate and how the Bank will operate under our leadership. Jointly writing to you also communicates two key beliefs that are important to everyone at F&M Bank. We believe in "unity" and "connection." It is important for everyone at F&M Bank to be united as a team, and through our unity, to connect with our customers and the communities. The over 220 employees who work with F&M Bank represent families of over 1,000 people, who all live and work in the Shenandoah Valley – home to all of us. The Bank's employees know their work and community volunteerism bring good to individuals and businesses here in the Valley, and in turn, to the Bank and its stockholders.



Barton Black, President
Mike Wilkerson, Chief Executive Officer

F&M Bank has served this area well for over 100 years, and our goal is to continue to do so for the next century. We will continue to honor the past, and at the same time, move forward focused on the well-being of our customers, employees, the communities we serve, and on providing a positive return for our stockholders. We believe in taking the long view, meaning that the choices and decisions we make are the best decisions for F&M Bank's future success.

The Bank's financials shared in this report speak for themselves, and suffice to say, we are pleased with the results. We do want to point out two 2022 accomplishments that are not specifically reflected in the numbers. Technology provides the backbone of, not only bank operations, but service delivery for our customers, allowing us to meet their expectations today and tomorrow. With that in mind, we made the decision to replace our traditional "cash dispensing" ATMs with "smart" units, ATMs that will be able to replicate many of the banking services we now provide in-person at our 13 banking centers. Placement of these ATMs began in 2022 and was completed in first quarter 2023. In addition, the Bank investigated the features and benefits of our current operating system, as well as several others that could improve our product, service, and technology offerings. Ultimately, we again contracted with industry stalwart Jack Henry & Associates for their Silverlake platform, in the process upgrading and adding options and services that drive value and enhance the scope and complexity of the products we can offer our clients. We are just beginning to reap the benefits of these decisions.

Everyone at F&M Bank is excited and confident about our future and, across the board, people are proud to be part of the Bank. F&M is part of the fabric of our communities. As a corporate citizen, we give back to our community through "Deeds and Dollars." F&M Bank has financially supported organizations that make life better for everyone. We choose to be "A Community Bank serving our Communities," and not just a bank in the community. Our employees, through their dedication and volunteerism, represent the critical part of why that is true. They give of their time, talent, and energy – our boots on the ground, so to speak – and they do so with their whole heart. They make us proud every day!

We want to specially recognize the rest of our executive team. Chief Development Officer Paul Eberly, Chief Human Resources Officer Melody Emswiler, Mortgage, Title, &

Financial Services President Kevin Russell, and Chief Credit Officer Jason Withers are homegrown talent that has served F&M Bank for a combined total of 41 years. Along with the two of us, they are joined by Chief Financial Officer Lisa Campbell and Chief Experience Officer Charles Driest, two experienced and talented individuals who chose to join F&M Bank and make the Shenandoah Valley their home. As a group, we have over 180 years combined experience in the banking industry. We are supported by an amazing Board of Directors, all eleven of whom are native to the Shenandoah Valley. They believe in the long-term future of the Bank and clearly see its role in growing and supporting this area.

This year, our Annual Meeting will be held in person. We embrace this time-honored tradition of meeting in person, sharing our results and plans with you and answering your questions face-to-face. We look forward to it and hope you will join us on Saturday, July 29, 2023, at 5:00 PM at J. Frank Hillyard Middle School, 226 Hawks Hill Drive, Broadway, Virginia, 22815.

Thank you for your investment in F&M Bank Corp. We appreciate the trust you place in us. If you are a bank customer we say, "Thank You" for choosing to do business with F&M Bank. If you do not currently bank with us, we invite you to do so. We are confident you will enjoy the experience of banking with F&M Bank and our exceptional employees. If we, or anyone on our team, can be of assistance to you, please call us.

Sincerely,

Mike Wilkerson
Chief Executive Officer

Barton Black
President



Executive Management Team, L to R: **Mike Wilkerson, Melody Emswiler, Paul Eberly, Kevin Russell, Charles Driest, Jason Withers, Lisa Campbell, Barton Black**

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of F&M Bank Corp.

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of F&M Bank Corp. and Subsidiaries as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive (loss) income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (not presented herein); and in our report, dated March 22, 2023, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Yount, Hyde & Barbour, P.C.

Roanoke, Virginia
March 22, 2023

Key Financial Graphs


TOTAL DEPOSITS
(in millions)
2022
$1,083
2021
$1,080
2020
$819
2019
$642
2018
$591
$0
$200
$400
$600
$800
$1000
$1200


TOTAL LOANS
(in millions)
2022
$744
2021
$662
2020
$661
2019
$603
2018
$639
$0
$100
$200
$300
$400
$500
$600
$700
$800


TOTAL ASSETS
(in millions)
2022
$1,246
2021
$1,219
2020
$967
2019
$814
2018
$780
$0
$200
$400
$600
$800
$1000
$1200
$1400

Selected Financial Highlights

	2022	2021	2020	2019	2018
	As of or for the Year Ended December 31,				
	(Dollars in thousands, except per share data)				
Operating Data:					
Total interest income	$ 42,184	$ 35,576	$ 36,792	$ 38,210	$ 36,377
Total interest expense	7,245	4,302	5,728	6,818	4,832
Net interest income	34,939	31,274	31,064	31,392	31,545
Provision for (recovery of) loan losses	866	(2,821)	3,300	7,405	2,930
Net interest income after provision for (recovery of) loan losses	34,073	34,095	27,764	23,987	28,615
Noninterest income	9,634	11,306	12,210	9,920	8,003
Noninterest expense	34,909	33,340	29,939	29,518	26,744
Income tax expense (benefit)	480	1,323	1,142	(250)	1,041
Net income attributable to noncontrolling interest	-	-	(105)	(130)	(10)
Net income attributable to F&M Bank Corp.	$ 8,318	$ 10,738	$ 8,788	$ 4,509	$ 8,823
Per Share Data:					
Earnings per share - basic	$ 2.41	$ 3.25	$ 2.66	$ 1.32	$ 2.60
Tangible book value*	$ 20.48	$ 29.42	$ 28.43	$ 27.11	$ 26.68
Weighted average shares outstanding:					
Basic	3,449,343	3,245,086	3,199,883	3,189,288	3,238,177
Selected Year-End Balance Sheet Data:					
Total assets	$ 1,245,902	$ 1,219,342	$ 966,930	$ 813,999	$ 779,743
Loans - held for sale	1,373	4,887	58,679	66,798	55,910
Loans	743,604	662,421	661,329	603,425	638,799
Allowance for loan losses	7,936	7,748	10,475	8,390	5,240
Deposits	1,083,377	1,080,295	818,582	641,709	591,325
Borrowings	76,890	21,772	33,202	63,201	80,334
Stockholders' equity	70,792	100,456	95,629	91,575	91,401
Selected Average Balances:					
Total assets	$ 1,234,341	$ 1,094,569	$ 921,284	$ 796,871	$ 766,319
Loans - held for sale	3,130	3,844	45,784	58,307	29,971
Loans	686,524	667,082	659,109	635,110	637,478
Total interest-earning assets	1,158,414	1,046,095	863,072	726,586	687,563
Deposits	1,100,632	951,448	739,757	611,312	573,292
Borrowings	38,872	28,770	74,168	78,180	64,546
Total interest-bearing liabilities	847,252	716,307	610,613	523,661	475,978
Stockholders' equity	79,381	99,093	92,875	91,488	91,214

* Non-GAAP financial measure.

	As of or for the Year Ended December 31,				
	2022	2021	2020	2019	2018
	(Dollars in thousands, except per share data)				
Selected Performance Ratios:					
Return on average assets	0.72%	0.98%	0.95%	0.57%	1.15%
Return on average equity	8.53%	10.84%	9.46%	4.93%	9.67%
Net interest spread	2.79%	2.81%	3.33%	3.97%	4.28%
Net interest margin	3.03%	3.00%	3.61%	4.33%	4.60%
Non-interest income to average assets	0.78%	1.03%	1.33%	1.24%	1.04%
Non-interest expense to average assets	2.83%	3.05%	3.25%	3.70%	3.49%
Efficiency ratio	77.81%	75.44%	67.51%	69.03%	66.04%
Asset Quality Ratios:					
Nonperforming loans to period-end loans	0.33%	0.83%	0.99%	0.90%	1.60%
Allowance for loan losses to period-end loans	1.07%	1.17%	1.58%	1.39%	0.82%
Ratio of allowance for loan losses to nonperforming loans	350.84%	140.67%	160.24%	146.45%	51.35%
Nonperforming assets to total assets	0.18%	0.45%	0.68%	0.89%	1.62%
Net charge-offs (recoveries) to average loans	0.10%	(0.01%)	0.18%	0.67%	0.59%
Capital Ratios (Bank Only):					
Total risk-based capital	13.64%	15.00%	14.81%	14.55%	14.41%
Tier 1 risk-based capital	12.70%	13.95%	13.55%	13.30%	13.62%
CET 1 risk-based capital	12.70%	13.95%	13.55%	13.30%	13.62%
Leverage	8.22%	8.62%	9.93%	10.89%	11.76%
Other Data:					
Number of banking offices	13	13	11	14	13
Number of full-time equivalent employees	143	152	151	173	172



F&M Bank Corp. and Subsidiaries
Condensed Consolidated Balance Sheets

As of December 31, 2022 and 2021

		2022		2021
ASSETS		*(Dollars in thousands)*		
Cash and due from banks	$	17,926	$	8,516
Money market funds and interest-bearing deposits in other banks		687		2,938
Federal funds sold		16,340		76,667
Cash and cash equivalents		34,953		88,121
Securities:				
Held to maturity, at amortized cost - fair value of $125 in 2022 and 2021		125		125
Available for sale, at fair value		392, 095		403,882
Other investments		11,317		9,210
Loans held for sale, at fair value		1,373		4,887
Loans held for investment, net of deferred fees and costs		743,604		662,421
Less: allowance for loan losses		(7,936)		(7,748)
Net loans held for investment		735,668		654,673
Bank premises and equipment, net		19,587		17,063
Bank premises held for sale		-		300
Interest receivable		3,995		3,117
Goodwill		3,082		3,082
Bank owned life insurance		23,554		22,878
Other assets		20,153		12,004
TOTAL ASSETS	**$**	**1,245,902**	**$**	**1,219,342**
LIABILITIES				
Deposits:				
Noninterest bearing	$	293,596	$	280,993
Interest bearing		789,781		799,302
Total Deposits		1,083,377		1,080,295
Short-term debt		70,000		-
Long-term debt		6,890		21,772
Other liabilities		14,843		16,819
TOTAL LIABILITIES		1,175,110		1,118,886
COMMITMENTS AND CONTINGENCIES				
Stockholders' Equity				
Common stock $5 par value, 6,000,000 shares authorized, 200,000 designated, 3,456,237 and 3,414,306 shares issued and outstanding (26,456 and 15,859 unvested restricted shares)		17,149		17,071
Additional paid in capital – common stock		10,577		10,127
Retained earnings		83,078		78,350
Accumulated other comprehensive loss		(40,012)		(5,092)
TOTAL STOCKHOLDERS' EQUITY		70,792		100,456
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**1,245,902**	**$**	**1,219,342**

F&M Bank Corp. and Subsidiaries
Condensed Consolidated Statements of Income

Years Ended December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
	(Dollars in thousands, except per share data)	
INTEREST AND DIVIDEND INCOME		
Interest and fees on loans held for investment	$ 34,268	$ 32,374
Interest from loans held for sale	106	186
Interest from money market funds and federal funds sold	190	142
Interest from debt securities	7,620	2,874
Total interest income	42,184	35,576
INTEREST EXPENSE		
Total interest on deposits	5,735	3,336
Interest from short-term debt	760	-
Interest from long-term debt	750	966
Total interest expense	7,245	4,302
NET INTEREST INCOME	34,939	31,274
PROVISION FOR (RECOVERY OF) LOAN LOSSES	866	(2,821)
NET INTEREST INCOME AFTER PROVISION FOR (RECOVERY OF) LOAN LOSSES	34,073	34,095
NONINTEREST INCOME		
Service charges on deposit accounts	1,062	1,133
Investment services and insurance income	883	944
Mortgage banking income	1,834	4,646
Title insurance income	1,578	2,074
Net investment securities losses	(2,852)	(525)
Gain on sale of limited partnership investment	3,785	-
Other operating income	3,344	3,034
Total noninterest income	9,634	11,306
NONINTEREST EXPENSE		
Salaries and benefits	20,032	18,487
Occupancy and equipment expense	2,586	2,462
Telecommunication and data processing expense	2,948	2,672
Other operating expenses	9,343	9,719
Total noninterest expenses	34,909	33,340
Income before income taxes	8,798	12,061
Income tax expense	480	1,323
Net Income attributable to F & M Bank Corp.	8,318	10,738
Dividends paid/accumulated on preferred stock	-	(196)
Net income available to common stockholders	$ 8,318	$ 10,542
Per Common Share Data		
Net income - basic	$ 2.41	$ 3.25
Net income - diluted	$ 2.41	$ 3.12
Cash dividends on common stock	$ 1.04	$ 1.04
Weighted average common shares outstanding – basic	3,449,343	3,245,086
Weighted average common shares outstanding – diluted	3,449,343	3,442,173

Corporate Board of Directors



Front, L to R: **Ray Burkholder, Michael Pugh, Daphyne Saunders Thomas, Anne Keeler, Hannah Hutman**
Back, L to R: **Mike Wilkerson, Daniel Harshman, John Willingham, Larry Caplinger, Dean Withers, Chris Runion, Peter Wray**

Ray Burkholder
Owner
Balzer and Associates, Inc.

Larry Caplinger
Chief Lending Officer (Retired)
F&M Bank

Daniel Harshman
Mayor
Town of Edinburg

Hannah Hutman
Partner & Creditor/Debtor Attorney
Hoover Penrod, PLC

Anne Keeler
Vice President for Finance and Treasurer (Retired)
Bridgewater College

Michael Pugh
Chairman of the Board
F&M Bank Corp.
President
Old Dominion Realty, Inc.
President
Colonial Appraisal Service, Inc.

Chris Runion
President
Eddie Edwards Signs, Inc.

Daphyne Saunders Thomas
Professor
Department of Finance and Business Law
James Madison University

Mike Wilkerson
Chief Executive Officer
F&M Bank Corp. and F&M Bank

John Willingham, CPA
President
Stoneridge Companies

Dean Withers
Vice Chairman of the Board
F&M Bank Corp.
President & CEO (Retired)
F&M Bank

Peter Wray
Principal Broker
Triangle Realtors

Local Advisory Boards

AGRICULTURAL LENDING

Beth Bazzle
Owner
Mountain Valley Farm
Broadway

Doug Berry, CPA
Owner and Accountant
Wolf Run Farms, LLC
Elkton

John Bowman
Realtor and Auctioneer
Old Dominion Realty/ Harrisonburg
Bowman Auctions/Dayton

Jared Burner
Vice President
Trio Farms, Inc.
Owner
Burner's Beef, LLC
Luray

Levi Gore
Manager
Gore's Meat
Stephen City

Bill Meyerhoeffer
Dairy Nutritionist
Bridgewater

Brennan Miller
Farm Manager
Miller Farm
Hinton

Larry Powell
Beef Farmer
Owner/Operator
L. P. Solutions
Fort Defiance

Rick Reeves
Turkey Farmer
G&M Sales, Inc.
Mt. Solon

Brian Showalter
Co-Owner
Integrity Insurance
Weyers Cave

Buff Showalter
Vice President
Poultry Specialties, Inc.
Dayton

Kim Showalter
Bookkeeper
Bridgewater

Kenny Unger
Owner
Clearbrook Feed & Seed
Clearbrook

Byron Wightman, DVM
Veterinarian
Edinburg

Jeff Germroth
Manager
Whitesel Brothers, Inc.
Harrisonburg

AUGUSTA COUNTY

Richard "Dickie" Bell
Retired Representative
Virginia 20th District House of Delegates
Staunton

Carolyn Bragg
Retired Vice Chairman
Augusta County Board of Supervisors
Verona

Roger Decker
Principal, Broker, and Owner
Decker Realty
Staunton

Meineka Garber
Chief Operations Officer
Community Foundation of the Central Blue Ridge
Staunton

Larry Howdyshell
Owner
Scenic View Farms
Mt. Solon

Steve McDonough
Owner
McDonough Toyota
Staunton

Greg See
General Manager
Ironwood Country Club
Verona

Rick Williams
President
R G Williams Insurance Agency
Staunton

Thomas White, CPA
Vice President
White, Withers, Masincup & Cannaday, P.C.
Staunton

Angela V. Whitesel
Esquire
Vellines, Glick & Whitesell, P.C.
Staunton

F&M MORTGAGE

Natalie Campbell
Managing Broker
Real Estate Broker Association
Old Dominion Realty
Penn Laird

Gary Crummett
Owner
Gary Crummett & Sons, LLC
Harrisonburg

Alisa Eberly
Realtor
EXP Realty
Woodstock

Ronald Flores
Realtor
Funkhouser Real Estate Group
Harrisonburg

Jeremy Litwiller
Associate Broker
Kline May Realty
Cottonwood Commercial
Harrisonburg

Jill McGlaughlin
President
Classic Kitchen & Bath
Harrisonburg

JM Monger
Owner
R S Monger & Sons, Inc.
Harrisonburg

Kathie See
Realtor
Kline May Realty
Broadway

JM Snell
Executive Vice President
Valley Renovators, Inc.
Penn Laird

Nick Whitelock
Realtor
Massanutten Realty
Elkton

Scott Williams
Managing Partner
Crescent Development Group
Staunton

HARRISONBURG/ ROCKINGHAM

Seth Berkey
President
Partners Excavating Company
Harrisonburg

Jack Broaddus
Retired President
Sunnyside Retirement
Harrisonburg

Quinton Callahan
Partner, Business & Construction Attorney
Clark & Bradshaw, P.C.
Harrisonburg

Christian Herrick
CEO
Randy's Do It Best Hardware
Timberville

Braydon Hoover
Director of Development & Annual Giving
Eastern Mennonite University
Harrisonburg

Lindsay King
Marketing Lecturer
James Madison University
Harrisonburg

Byard Luebben
Owner
Edge-ITM Inc.
Harrisonburg

Andy Myers
CEO
Dick Myers Chrysler Dodge Jeep Ram
Harrisonburg

Tish McCoy-Ntiamoah
Owner
PrePopsterous
Bridgewater

Abbey Dobes Smith
Owner
Siren Song Marketing Group
Verona

Renee Whitmore
Associate Broker, Realtor
Old Dominion Realty
Penn Laird

WINCHESTER

Erik Beatley
President
Enterprise Hospitality Group
Winchester

Tina Culbreath
Founder/Executive Director
I'm Just Me Movement
Councilwoman
Town of Stephens City
Stephens City

Hal Duff
General Manager
Emmart Oil Company
Winchester

Nicole Klebieko
President
PRK Drilling & Blasting, Inc.
Winchester

Jeanne Mezzatesta
Realtor
Colony Realty
Winchester

F. William Perry
Vice President
Perry Engineering
Winchester

Madelyn Rodriguez
Discharge Planner
Valley Health
Winchester

SERVICE AWARDS

FIVE YEARS
Yana Billet
Tara Byers
John Coffman
Charles Halterman
Debra Koogler
Nicole Secrist
Carla Rhodes
Katlyn Robertson
Peter Wray, *Director*

TEN YEARS
Greg Berkshire
Larry Caplinger, *Director*
James Harper
Jessica Luce
Robin Miller
Dianne Nelson
Carlton Sampson
Erin Williams

FIFTEEN YEARS
Terri Bradley
Robert Kagey
Ann Kirtley
Tonja Showalter
Krista Suter

TWENTY YEARS
Sharrie Harrison
Victoria Wendt

THIRTY-FIVE YEARS
Lynette Wine

FIFTY YEARS
L.A. Hollen

Management Team and Staff

F&M Bank Employees

EXECUTIVE MANAGEMENT

Aubrey "Mike" Wilkerson
Chief Executive Officer
Administration

Barton Black
President
Administration

Lisa Campbell
Executive Vice President
Chief Financial Officer
Administration

Charles Driest
Executive Vice President
Chief Experience Officer
Administration

Paul Eberly
Executive Vice President
Chief Development Officer
Administration

Melody Emswiler
Executive Vice President
Chief Human Resources Officer
Administration

Kevin Russell
Executive Vice President
President
Mortgage, Title, Financial Services
Administration

Jason Withers
Executive Vice President
Chief Credit Officer
Administration

SENIOR VICE PRESIDENT

Gregory Berkshire
Dealer Finance Manager
Dealer Finance

Sara Berry
Area Market Manager
Administration

Jeffrey Lam
Retail Loan Administrator
Elkton

John Meyer
Information Security Officer
Administration

Katherine Preston
Valley Market Executive
Crossroads/Harrisonburg

Jonathan Reimer
Commercial Relationship Manager I
Winchester

Craig Richards
Director of Risk Management
Administration

Karen Rose
Senior Deposit Operations Officer
Deposit Operations

John Sargent
North Valley Market Executive
Winchester

Cynthia Sherman
Senior Loan Operations Officer
Loan Operations

Stephanie Shillingburg
Senior Branch Operations & Facilities Officer
Administration

Natalie Strickler
Area Market Manager
Administration

Krista Suter
Finance Director
Administration

Holly Thorne
Marketing Director
Marketing

Robert Williams
Agricultural & Rural Programs Leader
Crossroads/Harrisonburg

VICE PRESIDENT

Amy Channell
Branch Manager
Broadway

Keith Deeds
Facilities Manager
Facilities

Carolyn Dove
Branch Manager
Timberville

Kathy Grubbs
Collections Manager
Dealer Finance

Chris Gunter
Consumer Real Estate Loan Specialist
F&M Mortgage

Renee Hartless
Commercial Relationship Manager
Myers Corner/Staunton

Teri Hasley
Deposit Operations Manager
Deposit Operations

Teresa Helmick
Branch Manager
Elkton

Calan Jansen
Investments Representative
Investment Services

Jacob Mowry
Marketing Manager
Marketing

Charles Nesler
IT Manager
IT

Kevin Nixon
Commercial Relationship Manager
Crossroads/Harrisonburg

Mary Pavlovskaya
Business Deposit Services Officer
Coffmans Corner/Harrisonburg

Matthew Robinson
Investments Representative
Investment Services

Erica Sayers
Commercial Relationship Manager
Myers Corner/Staunton

William Steele
Senior Credit Officer
Winchester

Brooke Zirk
Commercial Relationship Manager
Crossroads/Harrisonburg

ASSISTANT VICE PRESIDENT

Jason Crum
Branch Manager
Stuarts Draft

Arnold Dove
Branch Manager
Coffmans Corner/Harrisonburg

Jessica Fletcher
Dealer Relationship Manager I
Dealer Finance

Lauren Fravel
Bank Center Specialist
Winchester

Trina George
Branch Manager
Woodstock

Alice Grow
Loan Operations Manager
Loan Operations

Amanda Hensley
New Accounts Coordinator
Deposit Operations

Anthony Keyser
Network Administrator
IT

Debra Koogler
Branch Manager
Myers Corner/Staunton

Ashley Lam
Branch Manager
Crossroads/Harrisonburg

Brenton Langston
Credit Manager
Credit Administration

Ashley McClure
Branch Manager
Bridgewater

Daniel Scott
Commercial Relationship Manager I
Myers Corner/Staunton

Angela Smith
Branch Manager
North Augusta/Staunton

Brenda Swartz
Branch Manager
Edinburg

Benjamin Thompson
Commercial Relationship Manager I
Crossroads/Harrisonburg

BANK OFFICER

Sharrie Harrison
Branch Operations Coordinator
Branch Operations

Robin Layman
Branch Coordinator
Edinburg

Yvette McCoy
Loan Processor II
Loan Operations

Dianne Nelson
Branch Coordinator
Bridgewater

Donna O'Byrne
Investments Representative
Investment Services

Katlyn Robertson
Assistant Branch Manager
Crossroads/Harrisonburg

Breanna Rodgers
Assistant Branch Manager
Coffmans Corner/Harrisonburg

Nichole Secrist
BSA Officer
Deposit Operations

Jill Taylor
Operations Supervisor
Deposit Operations

Christy Trail
Branch Coordinator
Woodstock

BANK STAFF

Christian Alger
Lead Branch Specialist
Broadway

Kelly Alger
Business Relationship Specialist II
Crossroads/Harrisonburg

Deborah Baker
Branch Specialist
Timberville

Candy Barkley
Executive Secretary
Administration

Jacob Baugher
Facilities Assistant
Facilities

Catherine Beam
Branch Specialist
Myers Corner/Staunton

James Beckman
Courier
Administration

Andrew Beharry
Branch Specialist
Coffmans Corner/Harrisonburg

Maryam Belousov
Branch Specialist
Broadway

Mary Beverage
Lead Branch Specialist
Myers Corner/Staunton

Katrina Bowman
Operations Specialist I
Deposit Operations

Katherine Bray
Investments Relationship Specialist
Investment Services

Kimberly Breeden
Business Relationship Specialist
Crossroads/Harrisonburg

Tara Byers
Lead Branch Specialist
Crossroads/Harrisonburg

Diane Cain
Teller I
Edinburg

Kristina Callender
Lead Branch Specialist
Waynesboro

Glenda Campbell
Branch Specialist
Stuarts Draft

Samuel Alvarez Ceballos
Credit Analyst
Credit Administration

Jessica Chandler
Human Resources Administrator
Human Resources

Tonya Crider
Branch Specialist
Broadway

Jill Davis
Lead Branch Specialist
Stuarts Draft

Michael Deeds
Courier
Administration

April Diaz
Branch Specialist
Crossroads/Harrisonburg

Jason Dorsey
Credit Analyst
Credit Administration

Cathy Duncan
Assistant Branch Manager
Broadway

Christian Everidge
Business Relationship Specialist
Myers Corner/Staunton

Desma Flagle
Head Teller
Edinburg

Lori Flick
Loan Processor II
Loan Operations

Doris Funk
Branch Specialist
Timberville

Melissa Funkhouser
Operations Specialist I
Deposit Operations

Judy Getz
Operations Specialist III
Deposit Operations

Courtney Gilkerson
Branch Specialist
Coffmans Corner/Harrisonburg

Mason Gilmer
Branch Coordinator
North Augusta/Staunton

Mary Gira
Teller II
Crossroads/Harrisonburg

Felicia Goode
Lending Processor
Dealer Finance

Ashley Griffith
Senior Teller
Elkton

Ronda Gross
Business Relationship Specialist II
Winchester

Jessica Guyer
BSA Support Specialist I
Deposit Operations

Saera Harlow
Branch Specialist
Stuarts Draft

James Harper
Courier
Administration

Shelby Harper
Branch Specialist
North Augusta/Staunton

Hannah Harrison
Assistant Branch Manager
Timberville

Dennis Hohenstein
Courier
Administration

Rachel Housden
Credit Analyst
Credit Administration

Christina Humphries
Teller II
Bridgewater

Bimansha "Beam" Huseni
Bank Associate
Administration

Aaron Johns
Branch Specialist
Waynesboro

Roberta Kagey
Operations Specialist IV
Deposit Operations

Elizabeth "Ann" Kirtley
Branch Specialist
Elkton

Rebecca "Nicky" Lam
Dealer Finance Administrative Assistant
Dealer Finance

Eduardo Santiago Lopez
Branch Manager
Amherst/Winchester

Liliya "Lily" Mazur
Accounts Payable Clerk
Finance

Eva Meadows
Branch Specialist
Bridgewater

Robin Miller
Loan Operations Assistant
Loan Operations

Tonja Painter
Cash Management II
Coffmans Corner/Harrisonburg

Gail Pryde
Business Relationship Specialist II
Winchester

Donna Randolph
Operations Specialist III
Deposit Operations

Edgar Reid
Courier
Administration

Carla Rhodes
Lead Branch Specialist
Coffmans Corner/Harrisonburg

Ashley Riggleman
IRA Coordinator
Deposit Operations

Teresa Ritchie
Head Teller
Timberville

Jaezlyn Rodriguez
Branch Specialist
Woodstock

Justina Rutherford
Collections Manager
Credit Administration

Carlton Sampson
Courier
Administration

Alma Azpeitia Santiago
Branch Specialist
North Augusta/Staunton

Robert "Bob" Scott
Courier
Administration

Matthew Sengul
Lender I
Dealer Finance

Rhonda Sharp
Loan Processor II
Loan Operations

Sam Shaw
Associate Financial Advisor
Investment Services

Kathy Sherman
Senior Loan Processor
Loan Operations

Jenny Shifflett
Branch Specialist
Elkton

Jessica Shifflett
Teller I
Elkton

Joyce Shiflet
Operations Specialist IV
Deposit Operations

Torie Smallwood
Lead Branch Specialist
Woodstock

Berlin Smith
Custodian
Broadway

Dana Smith
Lead Branch Specialist
Elkton

Jessica Smith
Lead Branch Specialist
Bridgewater

Kathryn Smith
Custodian
Broadway

Maura Stief
Branch Specialist
Bridgewater

Bryce Strawderman
Marketing Coordinator
Crossroads/Harrisonburg

Isaac Stroupe
Branch Specialist
Timberville

Janice Swecker
Branch Specialist
Crossroads/Harrisonburg

Jason Taylor
Facilities Assistant
Facilities

Lisa Taylor
Branch Specialist
Broadway

Kimberly Turner
Lending Processor
Dealer Finance

Rosalind Tusing
Post Closing Processor
Loan Operations

Cindy Ware
Courier
Administration

Tina Weaver
Business Relationship Specialist II
Timberville

Victoria Wendt
Underwriting Manager
F&M Mortgage

Cheyenne Wilson
Operations Specialist I
Deposit Operations

Lynette Wine
Operations Specialist IV
Deposit Operations

Fallon Wright
Credit Analyst
Credit Administration

F&M Mortgage Employees

SENIOR VICE PRESIDENT

Terri Bradley
Operations
Mortgage Operations

STAFF

Gervasio Amato
Mortgage Advisor
Production

Veronica Amato
Senior Mortgage Advisor
Production

Yana Billet
Director Systems Built Division
Production

Jordan Branner
Mortgage Advisor
Production

Ashley Brown
Mortgage Advisor Assistant
Production

Allicyn Buracker
Senior Mortgage Advisor
Production

Dianna Clemmer
Branch Manager
Operations

John Coffman
Construction Department Specialist
Operations

Lauren Collins
Compliance Set Up/Office Administration
Operations

Lee Croteau
Reverse Mortgage Advisor
Production

Melanie Drumheller
Mortgage Underwriter
Operations

Tina Eppard
Post Closer
Operations

Wendy Guzman
Loan Processor
Operations

Charles Halterman
Closing Specialist
Operations

Jonathan Ischinger
Senior Mortgage Advisor
Production

Linda Labbe
Junior Underwriter
Operations

Tina Lantz
Mortgage Advisor
Production

Jessica Luce
Loan Processor
Operations

Julie Masters
Controller
Administration

Lori Meinhold
Office Administrator
Administration

Diane Oswald
Administrative Assistant
Administration

Cynthia Rice
Mortgage Underwriter
Operations

Monica Shifflett
Mortgage Closer
Operations

Tonja Showalter
Senior Mortgage Advisor
Production

Janet Stephenson
Receptionist
Administration

Dave Sweeney
Mortgage Advisor
Production

Merielen Santiago Velez
Loan Partner
Production

Patrick Wade
Mortgage Underwriter
Operations

VS Title Employees

MANAGEMENT TEAM

Darreld "Dale" Shoop
President
Harrisonburg

Linda Spencer
Vice President
Harrisonburg

STAFF

Michele Carter
Administrative Assistant
Harrisonburg

Darlene Cowart
Closing Agent
Harrisonburg

Devan Deeds
Title Examiner
Harrisonburg

Mari Gambino
Closing Agent
Harrisonburg

Tonya Hodge
Title Insurance Agent
Fishersville

Leonard Hollen
Title Examiner
Harrisonburg

Gretchen Mages
Post Closing
Charlottesville

Karen McIntyre
Title Insurance Agent
Harrisonburg

Andrew McLynch
Closing Agent
Charlottesville

Mary Morris
Title Insurance Agent
Harrisonburg

Sarah Osborn
Administrative Assistant
Fishersville

Robert Pearsall
Branch Manager
Fishersville

Joseph Terrana
Branch Manager
Charlottesville

Jeanie Turner
Title Insurance Agent
Harrisonburg

Erin Williams
Lead Closing Agent
Harrisonburg


F&M Bank Corp.
P.O. Box 1111
Timberville, VA 22853
fmbankva.com